



NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 8, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Banco Santander, S.A., under the Exchange Act of 1934:

- Series 106 1.849% Senior Non Preferred Fixed Rate Notes due 2026
- Series 107 2.958% Senior Non Preferred Fixed Rate Notes due 2031

Sincerely,